January 9, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Christopher Owings Assistant Director Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. Form 10-K Filed February 28, 2007 File No. 1-08503

Ladies and Gentlemen:

This letter responds to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings dated December 27, 2007 commenting on certain disclosures contained in Hawaiian Electric Industries, Inc.’s (“HEI” or the “Company”) 2006 Form 10-K filed on February 28, 2007. We welcome your comments in enhancing the overall disclosure in our filings and we intend to comply with these comments in all future filings, as noted below.

The Company’s responses to the Staff’s comments are as follows:

Item 1A, Risk Factors, page 33

1.	We note that loans and mortgage-related securities represented 88.1% of total assets as of December 31, 2006 of your subsidiary, American Savings Bank. We also note that American Savings Bank owned private-issue mortgage related securities issued by Countrywide Financial with a market value of $148 million as of December 31, 2006. In light of the current conditions in the debt and secondary mortgage markets, in future filings, consider adding a risk factor discussing the impact of the mortgage market conditions on your earnings and financial condition.

Securities and Exchange Commission

January 9, 2008

Response:

We understand your comment and will include in the 2007 Form 10-K a discussion of the current risks to the Company’s earnings and financial condition associated with the impact of current mortgage market conditions. We will also include this risk factor in subsequent filings to the extent it remains applicable.

Item 7A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Bank, page 76

2.	In light of the mortgage market and credit market conditions, please expand your Bank segment discussion to include information regarding known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any way. Please discuss whether you expect your financial position is to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes to your earnings. Further, please provide in reasonable detail:

•	economic or industry-wise factors that have an impact on your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See SEC Release No. 333-8350.

Response:

We will expand the discussion in Item 7A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Bank in our 2007 Form 10-K to include the pertinent information identified in comment number 2.

Item 9A – Controls and Procedures, page 147

3.

In the first sentence under “Changes in Internal Control over Financial Reporting,” you state “except for the changes subsequent to September 30, 2006 in connection with the remediation discussed above, there have been no changes in the company’s internal control over financial reporting that occurred….” Please remove the statement indicating that “there has been no change” in your internal controls over financial reporting. Instead, please state specifically that

Securities and Exchange Commission

January 9, 2008

there were changes in your controls and procedures over financial reporting that occurred during your last quarter.

Response:

We understand your clarification comment calling for an affirmative statement regarding the Item 9A disclosure in the 2006 Form 10-K. During the quarter ended December 31, 2006, there were changes in internal controls and procedures over financial reporting exclusively for the remediation of a material weakness. In future filings, we will ensure clarity in disclosure language related to Item 9A and not use the “except for the changes” approach used in our 2006 Form 10-K.

Acknowledgement

This letter will also acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding this letter, please feel free to contact me at (808) 543-5885. If these responses are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s 2006 Form 10-K has been completed and that the Company has satisfactorily responded to the Comment Letter.

Sincerely,

/s/ Chet A. Richardson
Chet A. Richardson
Vice President, General Counsel